Exhibit 12.1

FERRELLGAS , L.P. AND SUBSIDIARIES

CALCULATION OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

					Nine months
	Fiscal Year Ended July 31,				ended April 30, 2014
	2009	2010	2011	2012	2013	2014
Earnings
Pre-tax income from continuing operations	$79,709	$64,251	$(9,837)	$6,709	$75,213	$95,718
Add: Fixed charges (see below)	72,184	98,364	121,471	82,714	77,990	76,460
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$151,893	$162,615	$111,634	$89,423	$153,203	$172,178

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	65,785	94,094	116,523	77,127	72,974	73,444
Interest portion of lease expense	6,399	4,270	4,948	5,587	5,016	3,016
Fixed charges (b)	$72,184	$98,364	$121,471	$82,714	$77,990	$76,460

Ratio of Earnings to Fixed Charges (a/b)	2.1	1.7	0.9	1.1	2.0	2.3